TROUTMAN SANDERS LLP

ATTORNEYS AT LAW A LIMITED LIABILITY PARTNERSHIP

222 Central Park Avenue Suite 2000 VIRGINIA BEACH, VIRGINIA 23462 www.troutmansanders.com TELEPHONE: 757-687-7500 FACSIMILE: 757-687-751

James J. Wheaton Jim.Wheaton@troutmansanders.com	Direct Dial: 757-687-7719 Direct Fax: 757-687-1501

April 11, 2008

Via EDGAR and Facsimile

Mr. Thomas Kluck
Branch Chief
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Dynex Capital, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed March 27, 2008
File No. 333-149475

Dear Mr. Kluck:

Our response to the staff’s comment in the April 10, 2008 comment letter is set forth below.  To facilitate your review, the comment has been set forth below in italics and is followed by our response.

General:

1.
We note your response to comment 1 of our letter dated March 17, 2008 and the inclusion of the Form of Indenture as exhibit 4.3 for both the subordinated and senior debt.  Because the indenture is qualified upon effectiveness of the registration statement pursuant to Section 309 of the Trust Indenture Act of 1939, an actual indenture should be filed as an exhibit to this registration statement prior to its effectiveness.  As such, please file the actual indenture, which may be “open-ended.”  Please refer to Interpretive response 201.04 located at http://www.sec.gov/divsions/corpfin/guidance/tiainterp.htm.  Also, we note that you have included only one indenture for both your senior and subordinated debt securities.  Please reconcile your exhibits with the disclosure on page 11 that the senior and subordinated debt securities will be issued under separate indentures.

ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH
RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
          ATTORNEYS AT LAW
           A LIMITED LIABILITY PARTNERSHIP

Mr. Kluck
April 11, 2008

Response:

In response to the staff’s comment, the Company has filed separate senior and subordinated indentures as Exhibits 4.3 and 4.4, respectively, to the registration statement.  Each of these indentures is an open-ended indenture, as is now indicated in the exhibit list.

*       *       *       *       *

We respectfully submit the foregoing for your consideration in response to your comment letter dated April 10, 2008.  If you have any further questions concerning this filing, please feel free to contact me directly at (757) 687-7719.

Very truly yours,

/s/ James J. Wheaton

James J. Wheaton

cc:           Mr. Duc Dang, Securities & Exchange Commission
Mr. Stephen J. Benedetti, Dynex Capital, Inc.
Nicole A. Skinner, Esq.